SECURITIES AND EXCHANGE COMMISSION

Release No. IC-31457; File No. 812-14330

Eagle Point Credit Company Inc., <u>et al.</u>; Notice of Application

February 18, 2015

<u>Agency</u>: Securities and Exchange Commission ("Commission").

<u>Action</u>: Notice of application for an order under section 17(d) of the Investment Company Act of

1940 (the "Act") and rule 17d-1 under the Act to permit certain joint transactions otherwise

prohibited by section 17(d) of the Act and rule 17d-1 under the Act.

<u>Summary of Application</u>: Applicants request an order to permit Eagle Point Credit Company Inc.

to co-invest in portfolio companies with certain affiliated investment funds.

<u>Applicants</u>: Eagle Point Credit Company Inc. ("EPCC"), Eagle Point Credit Management LLC

("EPCM"), Eagle Point Credit Partners LP ("EPCP"), Eagle Point Credit GP I LP ("General

Partner"), Eagle Point Credit Company Sub LLC ("EPCC Sub"), Eagle Point Credit Partners Sub

Ltd. ("EPCP Sub"), and Eagle Point Credit Partners Sub III Ltd. ("EPCP Sub III").

<u>Filing Dates</u>: The application was filed on July 10, 2014, and amended on November 20, 2014 and

January 30, 2015.

<u>Hearing or Notification of Hearing</u>: An order granting the requested relief will be issued unless the

Commission orders a hearing. Interested persons may request a hearing by writing to the

Commission's Secretary and serving applicants with a copy of the request, personally or by mail.

Hearing requests should be received by the Commission by 5:30 p.m. on March 16, 2015, and

should be accompanied by proof of service on applicants, in the form of an affidavit or, for lawyers,

a certificate of service. Hearing requests should state the nature of the writer's interest, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request

notification by writing to the Commission's Secretary.

Addresses: Secretary, U.S. Securities and Exchange Commission, 100 F St., NE, Washington, DC

20549-1090. Applicants: 20 Horseneck Lane, Greenwich, CT 06830.

For Further Information Contact: Vanessa M. Meeks, Senior Counsel, or Melissa R. Harke, Branch

Chief, at (202) 551-6825 (Chief Counsel's Office, Division of Investment Management).

Supplementary Information: The following is a summary of the application. The complete

application may be obtained via the Commission's website by searching for the file number, or for

an applicant using the Company name box, at http://www.sec.gov/search/search.htm or by calling

(202) 551-8090.

Applicants' Representations:

1.	EPCC (formerly Eagle Point Credit Company LLC) is a Delaware corporation that is

registered as a closed-end management investment company under the Act. EPCC's primary

investment objective is to generate high current income, with a secondary objective to generate

capital appreciation. EPCC seeks to achieve its investment objectives by investing primarily in

equity and junior debt tranches of collateralized loan obligations ("CLOs") that are collateralized by

a diverse portfolio consisting primarily of below investment grade U.S. senior secured loans. The

board of directors of EPCC is currently comprised of six directors, four of whom are not "interested

persons," within the meaning of section 2(a)(19) of the Act (the "Non-Interested Directors"), of

EPCC.

2.	EPCP is a Cayman Islands exempted limited partnership that would be an investment

company under the 1940 Act but for Section 3(c)(7) of the 1940 Act. EPCP's investment objectives and strategies are equivalent, in all material respects, to EPCC's Objectives and Strategies.[1] The

General Partner has ultimate responsibility for the management of EPCP.

3.   Each of EPCP Sub and EPCP Sub III is a Cayman Islands exempted company.

EPCP Sub is a direct, wholly-owned special purpose subsidiary of EPCP. EPCP Sub III is a direct,

wholly-owned special purpose subsidiary of EPCP Sub. EPCP Sub and EPCP Sub III are each

excluded from registration as an investment company under Section 3(c)(7) of the 1940 Act. All

investment decisions relating to the assets held at EPCP Sub and EPCP Sub III are made by EPCM

as investment adviser to EPCP.

4.   EPCM is a Delaware limited liability company registered as an investment adviser

under the Investment Advisers Act of 1940 (the "Advisers Act"). EPCM serves as the investment

adviser to EPCC and EPCP.

5.   Applicants seek an order ("Order") to permit one or more Regulated Funds[2] and/or

one or more Affiliated Funds[3] to participate in the same investment opportunities through a

proposed co-investment program (the "Co-Investment Program") where such participation would

otherwise be prohibited under rule 17d-1 by (a) co-investing with each other in securities issued by

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[1]   "Objectives and Strategies" means a Regulated Fund's (as defined below) investment objectives and
        strategies, as described in the Regulated Fund's registration statement on Form N-2, other filings the
        Regulated Fund has made with the Commission under the Securities Act of 1933 (the "Securities
        Act"), or under the Securities Exchange Act of 1934, and the Regulated Fund's reports to
        shareholders.

[2]   "Regulated Fund" means EPCC and any Future Regulated Fund. "Future Regulated Fund" means
        any closed-end management investment company (a) that is registered under the Act, (b) whose
        investment adviser is an Adviser, and (c) that intends to participate in the Co-Investment Program.
        The term "Adviser" means (a) EPCM and (b) any future investment adviser that controls, is
        controlled by or is under common control with EPCM and is registered as an investment adviser
        under the Advisers Act.

[3]   "Affiliated Fund" means any of EPCP and any Future Affiliated Fund. "Future Affiliated Fund"
        means any entity (a) whose investment adviser is an Adviser, (b) that would be an investment
        company but for section 3(c)(1) or 3(c)(7) of the Act, and (c) that intends to participate in the Co-
        Investment Program.

issuers in private placement transactions in which an Adviser negotiates terms in addition to price;[4] and (b) making additional investments in securities of such issuers, including through the exercise of warrants, conversion privileges, and other rights to purchase securities of the issuers ("Follow-On Investments"). "Co-Investment Transaction" means any transaction in which a Regulated Fund (or its Wholly-Owned Investment Sub, as defined below) participates together with one or more other Regulated Funds and/or one or more Affiliated Funds in reliance on the requested Order. "Potential Co-Investment Transaction" means any investment opportunity in which a Regulated Fund (or its Wholly-Owned Investment Sub, as defined below) could not participate together with one or more Affiliated Funds and/or one or more other Regulated Funds without obtaining and relying on the Order.[5]

6.   Applicants state that a Regulated Fund may, from time to time, form one or more Wholly-Owned Investment Subs.[6] Such a subsidiary would be prohibited from investing in a Co-Investment Transaction with any Affiliated Fund or Regulated Fund because it would be a company controlled by its parent Regulated Fund for purposes of rule 17d-1. Applicants request that each Wholly-Owned Investment Sub be permitted to participate in Co-Investment Transactions in lieu of its parent Regulated Fund and that the Wholly-Owned Investment Sub's participation in any such transaction be treated, for purposes of the requested order, as though the parent Regulated Fund

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[4]   The term "private placement transactions" means transactions in which the offer and sale of securities by the issuer are exempt from registration under the Securities Act.

[5]   All existing entities that currently intend to rely upon the requested Order have been named as applicants. Any other existing or future entity that subsequently relies on the Order will comply with the terms and conditions of the application.

[6]   The term "Wholly-Owned Investment Sub" means an entity (i) that is wholly-owned by a Regulated Fund (with the Regulated Fund at all times holding, beneficially and of record, 100% of the voting and economic interests); (ii) whose sole business purpose is to hold one or more investments and issue debt on behalf of the Regulated Fund; (iii) with respect to which the Regulated Fund's board of directors or trustees has the sole authority to make all determinations with respect to the entity's participation under the conditions of the application; and (iv) that would be an investment company but for section 3(c)(1) or 3(c)(7) of the Act.

were participating directly. Applicants represent that this treatment is justified because a Wholly-Owned Investment Sub would have no purpose other than serving as a holding vehicle for the Regulated Fund's investments and, therefore, no conflicts of interest could arise between the Regulated Fund and the Wholly-Owned Investment Sub. The Regulated Fund's Board would make all relevant determinations under the conditions with regard to a Wholly-Owned Investment Sub's participation in a Co-Investment Transaction, and the Regulated Fund's Board would be informed of, and take into consideration, any proposed use of a Wholly-Owned Investment Sub in the Regulated Fund's place. If the Regulated Fund proposes to participate in the same Co-Investment Transaction with any of its Wholly-Owned Investment Subs, the Board will also be informed of, and take into consideration, the relative participation of the Regulated Fund and the Wholly-Owned Investment Sub. EPCC Sub is a Delaware limited liability company and is a Wholly-Owned Investment Sub of EPCC.

7.   When considering Potential Co-Investment Transactions for any Regulated Fund, the applicable Adviser will consider only the Objectives and Strategies, investment policies, investment positions, capital available for investment, and other pertinent factors applicable to that Regulated Fund. Due to the similarity in Objectives and Strategies of certain Regulated Funds with the investment objectives, policies and strategies of certain Affiliated Funds, the Adviser expects that investments for a Regulated Fund should also generally be appropriate investments for one or more other Regulated Funds and/or one or more Affiliated Funds, with certain exceptions based on available capital or diversification.[7]

8.   Other than pro rata dispositions and Follow-On Investments as provided in conditions 7 and 8, and after making the determinations required in conditions 1 and 2(a), the

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[7]   The Regulated Funds, however, will not be obligated to invest, or co-invest, when investment opportunities are referred to them.

Adviser will present each Potential Co-Investment Transaction and the proposed allocation to the directors of the Board eligible to vote under section 57(o) of the Act ("Eligible Directors"), and the "required majority," as defined in section 57(o) of the Act ("Required Majority")[8] will approve each Co-Investment Transaction prior to any investment by the participating Regulated Fund.

9. With respect to the pro rata dispositions and Follow-On Investments provided in conditions 7 and 8, a Regulated Fund may participate in a pro rata disposition or Follow-On Investment without obtaining prior approval of the Required Majority if, among other things: (i) the proposed participation of each Regulated Fund and Affiliated Fund in such disposition is proportionate to its outstanding investments in the issuer immediately preceding the disposition or Follow-On Investment, as the case may be; and (ii) the Board of the Regulated Fund has approved that Regulated Fund's participation in pro rata dispositions and Follow-On Investments as being in the best interests of the Regulated Fund. If the Board does not so approve, any such disposition or Follow-On Investment will be submitted to the Regulated Fund's Eligible Directors. The Board of any Regulated Fund may at any time rescind, suspend or qualify its approval of pro rata dispositions and Follow-On Investments with the result that all dispositions and/or Follow-On Investments must be submitted to the Eligible Directors.

10. No Non-Interested Director of a Regulated Fund will have a financial interest in any Co-Investment Transaction, other than through share ownership in one of the Regulated Funds.

Applicants' Legal Analysis:

1. Section 17(d) of the Act and rule 17d-1 under the Act prohibit affiliated persons of a registered investment company from participating in joint transactions with the company unless the

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[8] Although each Regulated Fund will be a registered closed-end fund, the Board members that make up the Required Majority will be determined as if the Regulated Fund were a BDC subject to section 57(o).

Commission has granted an order permitting such transactions. In passing upon applications under rule 17d-1, the Commission considers whether the company's participation in the joint transaction is consistent with the provisions, policies, and purposes of the Act and the extent to which such participation is on a basis different from or less advantageous than that of other participants.

2. Applicants state that in the absence of the requested relief, a Regulated Fund would be, in some circumstances, limited in its ability to participate in attractive and appropriate investment opportunities. Applicants believe that the proposed terms and conditions will ensure that the Co-Investment Transactions are consistent with the protection of each Regulated Fund's shareholders and with the purposes intended by the policies and provisions of the Act. Applicants state that the Regulated Funds' participation in the Co-Investment Transactions will be consistent with the provisions, policies, and purposes of the Act and on a basis that is not different from or less advantageous than that of other participants.

Applicants' Conditions:

Applicants agree that the Order will be subject to the following conditions:

1. Each time an Adviser considers a Potential Co-Investment Transaction for an Affiliated Fund or another Regulated Fund that falls within a Regulated Fund's then-current Objectives and Strategies, the Regulated Fund's Adviser will make an independent determination of the appropriateness of the investment for such Regulated Fund in light of the Regulated Fund's then-current circumstances.

2. (a) If the Adviser deems a Regulated Fund's participation in any Potential Co-Investment Transaction to be appropriate for the Regulated Fund, it will then determine an appropriate level of investment for the Regulated Fund.

(b)   If the aggregate amount recommended by the applicable Adviser to be invested by the applicable Regulated Fund in the Potential Co-Investment Transaction, together with the amount proposed to be invested by the other participating Regulated Funds and Affiliated Funds, collectively, in the same transaction, exceeds the amount of the investment opportunity, the investment opportunity will be allocated among them pro rata based on each participant's "capital available for investment" in the asset class being allocated, up to the amount proposed to be invested by each. The applicable Adviser will provide the Eligible Directors of each participating Regulated Fund with information concerning each participating party's available capital to assist the Eligible Directors with their review of the Regulated Fund's investments for compliance with these allocation procedures.

(c)   After making the determinations required in conditions 1 and 2(a), the applicable Adviser will distribute written information concerning the Potential Co-Investment Transaction (including the amount proposed to be invested by each participating Regulated Fund and Affiliated Fund) to the Eligible Directors of each participating Regulated Fund for their consideration. A Regulated Fund will co-invest with one or more other Regulated Funds and/or one or more Affiliated Funds only if, prior to the Regulated Fund's participation in the Potential Co-Investment Transaction, a Required Majority concludes that:

(i)   the terms of the Potential Co-Investment Transaction, including the consideration to be paid, are reasonable and fair to the Regulated Fund and its shareholders and do not involve overreaching in respect of the Regulated Fund or its shareholders on the part of any person concerned;

(ii)   the Potential Co-Investment Transaction is consistent with:

(A)   the interests of the shareholders of the Regulated Fund; and

(B)   the Regulated Fund's then-current Objectives and Strategies;

(iii)   the investment by any other Regulated Funds or Affiliated Funds would not disadvantage the Regulated Fund, and participation by the Regulated Fund would not be on a basis different from or less advantageous than that of other Regulated Funds or Affiliated Funds; provided that, if any other Regulated Fund or Affiliated Fund, but not the Regulated Fund itself, gains the right to nominate a director for election to a portfolio company's board of directors, the right to have a board observer or any similar right to participate in the governance or management of the portfolio company, such event shall not be interpreted to prohibit the Required Majority from reaching the conclusions required by this condition (2)(c)(iii), if:

(A)   the Eligible Directors will have the right to ratify the selection of such director, board observer or participant, if any;

(B)   the applicable Adviser agrees to, and does, provide periodic reports to the Regulated Fund's Board with respect to the actions of such director or the information received by such board observer or obtained through the exercise of any similar right to participate in the governance or management of the portfolio company; and

(C)   any fees or other compensation that any Affiliated Fund or any Regulated Fund or any affiliated person of any Affiliated Fund or any Regulated Fund receives in connection with the right of an Affiliated Fund or a Regulated Fund to nominate a director or appoint a board observer or otherwise to participate in the governance or management of the portfolio company will be shared proportionately among the participating Affiliated Funds (who each may, in turn, share its portion with its affiliated persons) and the participating Regulated Funds in accordance with the amount of each party's investment; and

(iv)   the proposed investment by the Regulated Fund will not benefit the Adviser, the Affiliated Funds or the other Regulated Funds or any affiliated person of any of them (other than the parties to the Co-Investment Transaction), except (A) to the extent permitted by condition 13, (B) to the extent permitted by section 17(e) of the Act, (C) indirectly, as a result of an interest in the securities issued by one of the parties to the Co-Investment Transaction, or (D) in the case of fees or other compensation described in condition 2(c)(iii)(C).

3.   Each Regulated Fund has the right to decline to participate in any Potential Co-Investment Transaction or to invest less than the amount proposed.

4.   The applicable Adviser will present to the Board of each Regulated Fund, on a quarterly basis, a record of all investments in Potential Co-Investment Transactions made by any of the other Regulated Funds or Affiliated Funds during the preceding quarter that fell within the Regulated Fund's then-current Objectives and Strategies that were not made available to the Regulated Fund, and an explanation of why the investment opportunities were not offered to the Regulated Fund. All information presented to the Board pursuant to this condition will be kept for the life of the Regulated Fund and at least two years thereafter, and will be subject to examination by the Commission and its staff.

5.   Except for Follow-On Investments made in accordance with condition 8,[9] a Regulated Fund will not invest in reliance on the Order in any issuer in which another Regulated

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[9]   This exception applies only to Follow-On Investments by a Regulated Fund in issuers in which that Regulated Fund already holds investments.

Fund, Affiliated Fund, or any affiliated person of another Regulated Fund or Affiliated Fund is an existing investor.

6.   A Regulated Fund will not participate in any Potential Co-Investment Transaction unless the terms, conditions, price, class of securities to be purchased, settlement date, and registration rights will be the same for each participating Regulated Fund and Affiliated Fund. The grant to an Affiliated Fund or another Regulated Fund, but not the Regulated Fund, of the right to nominate a director for election to a portfolio company's board of directors, the right to have an observer on the board of directors or similar rights to participate in the governance or management of a portfolio company will not be interpreted so as to violate this condition 6, if conditions 2(c)(iii)(A), (B) and (C) are met.

7.   (a)   If any Affiliated Fund or any Regulated Fund elects to sell, exchange or otherwise dispose of an interest in a security that was acquired in a Co-Investment Transaction, the applicable Adviser will:

(i)   notify each Regulated Fund that participated in the Co-Investment Transaction of the proposed disposition at the earliest practical time; and

(ii)   formulate a recommendation as to participation by each Regulated Fund in the disposition.

(b)   Each Regulated Fund will have the right to participate in such disposition on a proportionate basis, at the same price and on the same terms and conditions as those applicable to the participating Affiliated Funds and Regulated Funds.

(c)   A Regulated Fund may participate in such disposition without obtaining prior approval of the Required Majority if: (i) the proposed participation of each Regulated Fund and each Affiliated Fund in such disposition is proportionate to its outstanding investments in the issuer immediately preceding the disposition; (ii) the Board of the Regulated Fund has approved as being in the best interests of the Regulated Fund the ability to participate in such dispositions on a pro rata basis (as described in greater detail in the application); and (iii) the Board of the Regulated Fund is provided on a quarterly basis with a list of all dispositions made in accordance with this condition. In all other cases, the Adviser will provide its written recommendation as to the Regulated Fund's participation to the Eligible Directors, and the Regulated Fund will participate in such disposition solely to the extent that a Required Majority determines that it is in the Regulated Fund's best interests.

(d)   Each Affiliated Fund and each Regulated Fund will bear its own expenses in connection with any such disposition.

8.   (a)   If any Affiliated Fund or any Regulated Fund desires to make a Follow-On Investment in a portfolio company whose securities were acquired in a Co-Investment Transaction, the applicable Adviser will:

(i)   notify each Regulated Fund that participated in the Co-Investment Transaction of the proposed transaction at the earliest practical time; and

(ii)   formulate a recommendation as to the proposed participation, including the amount of the proposed Follow-On Investment, by each Regulated Fund.

(b)   A Regulated Fund may participate in such Follow-On Investment without obtaining prior approval of the Required Majority if: (i) the proposed participation of each Regulated Fund and each Affiliated Fund in such investment is proportionate to its outstanding investments in the issuer immediately preceding the Follow-On Investment; and (ii) the Board of the Regulated Fund has approved as being in the best interests of the Regulated Fund the ability to participate in Follow-On Investments on a pro rata basis (as described in greater detail in the application). In all other cases, the Adviser will provide its written recommendation as to the Regulated Fund's participation to the Eligible Directors, and the Regulated Fund will participate in such Follow-On Investment solely to the extent that a Required Majority determines that it is in the Regulated Fund's best interests.

(c)   If, with respect to any Follow-On Investment:

(i)   the amount of the opportunity is not based on the Regulated Funds' and the Affiliated Funds' outstanding investments immediately preceding the Follow-On Investment; and

(ii)   the aggregate amount recommended by the Adviser to be invested by each Regulated Fund in the Follow-On Investment, together with the amount proposed to be invested by the participating Affiliated Funds in the same transaction, exceeds the amount of the opportunity; then the amount invested by each such party will be allocated among them pro rata based on each participant's "capital available for investment" in the asset class being allocated, up to the amount proposed to be invested by each.

(d)   The acquisition of Follow-On Investments as permitted by this condition will be considered a Co-Investment Transaction for all purposes and subject to the other conditions set forth in the application.

9.   Each Regulated Fund will maintain the records required by section 57(f)(3) of the Act as if each of the Regulated Funds was a business development company and each of the investments permitted under these conditions was approved by the Required Majority under section 57(f).

10.   The Non-Interested Directors of each Regulated Fund will be provided quarterly for review all information concerning Potential Co-Investment Transactions and Co-Investment

Transactions, including investments made by other Regulated Funds or Affiliated Funds that the Regulated Fund considered but declined to participate in, so that the Non-Interested Directors may determine whether all investments made during the preceding quarter, including those investments that the Regulated Fund considered but declined to participate in, comply with the conditions of the Order. In addition, the Non-Interested Directors will consider at least annually the continued appropriateness for the Regulated Fund of participating in new and existing Co-Investment Transactions.

11.   No Non-Interested Director of a Regulated Fund will also be a director, general partner, managing member or principal, or otherwise an "affiliated person" (as defined in the Act) of an Affiliated Fund.

12.   The expenses, if any, associated with acquiring, holding or disposing of any securities acquired in a Co-Investment Transaction (including, without limitation, the expenses of the distribution of any such securities registered for sale under the 1933 Act) will, to the extent not payable by the Adviser under its respective investment advisory agreements with Affiliated Funds and the Regulated Funds, be shared by the Regulated Funds and the Affiliated Funds in proportion to the relative amounts of the securities held or to be acquired or disposed of, as the case may be.

13.   Any transaction fee (including, without limitation, break-up or commitment fees but excluding broker's fees contemplated by section 17(e) of the Act), received in connection with a Co-Investment Transaction will be distributed to the participating Regulated Funds and Affiliated Funds on a pro rata basis based on the amounts they invested or committed, as the case may be, in such Co-Investment Transaction. If any transaction fee is to be held by the Adviser pending consummation of the transaction, the fee will be deposited into an account maintained by the Adviser at a bank or banks having the qualifications prescribed in section 26(a)(1) of the Act, and

the account will earn a competitive rate of interest that will also be divided pro rata among the

participating Regulated Funds and Affiliated Funds based on the amounts they invest in such Co-

Investment Transaction. None of the Affiliated Funds, the Adviser, the other Regulated Funds or

any affiliated person of the Regulated Funds or Affiliated Funds will receive additional

compensation or remuneration of any kind as a result of or in connection with a Co-Investment

Transaction (other than (a) in the case of the Regulated Funds and the Affiliated Funds, the pro rata

transaction fees described above and fees or other compensation described in condition 2(c)(iii)(C);

and (b) in the case of the Adviser, investment advisory fees paid in accordance with the agreement

between the Adviser and the Regulated Fund or Affiliated Fund.

For the Commission, by the Division of Investment Management, under delegated authority.

Brent J. Fields
Secretary